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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 181 total jets in 2018

São José dos Campos – SP - Brazil, February 11, 2019 – Embraer (NYSE: ERJ; B3: BOVESPA: EMBR3) delivered a total of 181 jets in 2018, of which 90 were commercial aircraft and 91 were executive jets (64 light and 27 large). The deliveries were within the outlook ranges for the year of 85 to 95 for the commercial aviation market, while business aviation market deliveries were below the 105 to 125 outlook, as recently disclosed by Embraer during its recent meeting with investors and analysts at the New York Stock Exchange (NYSE). In the fourth quarter of 2018, Embraer delivered 33 commercial jets and 36 executive jets (24 light and 12 large). As of December 31, the firm order backlog totaled USD 16.3 billion. See details below:

During the fourth quarter, Embraer confirmed commercial jets sales following the agreements established at Farnborough Airshow, in July 2018. Republic Airways, the world’s largest E-Jets operator, signed a firm order for 100 E175 jets. The contract also includes purchase rights for an additional 100 E175s, with conversion rights to the E175-E2, bringing the total potential order up to 200 E-Jets.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Azul Linhas Aéreas Brasileiras confirmed the firm order for a previously announced 21 E195-E2 jets. This contract is in addition to the 30 E195-E2 jets ordered by the airline in 2015, raising Azul's total order to 51 Embraer E2 aircraft. Azul is the launch operator of the E195-E2 and will receive the first aircraft in 2019.

Finalizing the expected deals from the airshow, Embraer signed a firm order contract for three E190 aircraft with Nordic Aviation Capital (NAC), the global leader in regional aircraft leasing, and unveiled that Binter Canarias, of Spain, will receive its first E195-E2 jet in the second half of 2019, becoming the first European customer of the E-Jets E2’s largest model. The airline signed a firm order with Embraer for three E195-E2s. The contract also includes purchase rights for two additional aircraft of the same model.

Embraer also announced in the last quarter that American Airlines Inc. signed a firm order for 15 E175 jets in a 76-seat configuration, as well as the signing of a contract with the Government of Kiribati, in partnership with their national airline, Air Kiribati, for two firm orders for the E190-E2 E-Jets and two purchase rights for the same model. Recently, Embraer unveiled an additional order from SkyWest for nine E175 jets which was included in the last quarter backlog. Since 2013, SkyWest has purchased a total of 158 E175s (including these nine), in order to expand their large existing fleet of Embraer aircraft.

Regarding the business aviation market, Embraer launched in the fourth quarter the new Praetor 500 midsize and Praetor 600 super-midsize business jets, introducing unprecedented range into their categories. The Praetor 600 is expected to be certified and enter service in the second quarter of 2019, followed by the Praetor 500 in the third quarter of 2019.

Embraer Defense & Security celebrated an important milestone in the period when its multi-mission airlift KC-390 was granted the Type Certificate from Brazilian aviation authority Agência Nacional de Aviação Civil (ANAC). Also, the Company successfully completed the troop unloading, evacuation by hatch and evacuation tests through the front and rear doors of the aircraft in tests supported by the Brazilian Air Force as well as the Brazilian Army.

In the fourth quarter, the Services & Support area announced a multi-year contract with airlines around the world. Air Peace, Nigeria’s leading private airline, has signed a multi-year Pool Program Agreement for spare parts and support of its six ERJ 145 jets. Trans States Airlines confirmed a contract to implement the Embraer Collaborative Inventory Planning (ECIP) program, a supply chain solution for expendable parts. Besides that, a Flight Hour Pool Program agreement was signed with Western Air, from the Bahamas, to provide repairable component support for the carrier’s fleet of ERJ-145 aircraft.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	**771**	**567**	**204**
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)*	1	1	-
Air Lease (USA)	8	8	-
Belavia (Belarus)	1	1	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	104	69	35
CIT (USA)	4	4	-
Suzuyo (Japan)	11	9	2
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	26	7
NAC / Aldus (Ireland)	2	-	2
NAC / Jetscape (USA)	4	4	-
KLM (The Netherlands)	17	17	-
Mauritania Airlines (Mauritania)	2	-	2
Mesa (USA)	7	7	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	217	117	100
Royal Jordanian (Jordan)	2	2	-
Skywest (USA)	158	146	12
TRIP (Brazil)	5	5	-
Undisclosed	15	-	15
United Airlines (USA)	90	65	25

* Aircraft delivered by ECC Leasing: one to Air Caraibes

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	**566**	**559**	**7**
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadalupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldavia)	1	1	-
NAC / Aldus (Ireland)	21	15	6
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Conviasa (Venezuela)	16	16	-
Copa (Panama)	15	15	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	9	-
Dniproavia (Ukraine)	5	5	-
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	14	-
JetBlue (USA)	64	64	-
ECC Leasing (Ireland)	1	1	-
NAC / Jetscape (USA)	9	9	-
Kenya Airways (Kenya)	10	10	-
KLM (The Netherlands)	26	26	-
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Austria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Australia (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-
TAME (Ecuador)	3	3	-

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications embraer@idealhks.com Cell: +55 11 98890 7777 Tel.: +55 11 4873 7984	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2019

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer